Mail Stop 4561
								September 23, 2005


By U.S. Mail and facsimile to (973) 669-2919

Ms. Claire M. Chadwick
Executive Vice President and Chief Financial Officer
Pennfed Financial Services, Inc.
622 Eagle Rock Avenue
West Orange, NJ  07052-2989

Re:	Pennfed Financial Services, Inc.
	Item 4.02 Form 8-K
      Filed September 7, 2005
	File No. 000-24040

Dear Ms. Chadwick:

      We have reviewed your response letter dated September 21,
2005
and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *


1. In your Form 10-Q for the quarter ended September 30, 2005, please include disclosure in Item 4 about the restatement of your September
30, 2004 financial statements and the effect of this restatement on the officers` conclusions regarding the effectiveness of the company`s disclosure controls and procedures as of September 30, 2005. If the officers conclude that disclosure controls and procedures are effective as of September 30, 2005, include in your disclosure the corrective measures you have taken in light of the restatement to support your effectiveness conclusion.

 *    *    *    *    *    *    *

       As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review.

	If you have any questions, please call Lisa Haynes at (202)
551-
3424.


								Sincerely,



								Amit Pande
								Assistant Chief Accountant







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Claire M. Chadwick
Pennfed Financial Services, Inc.
September 23, 2005
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